Exhibit 99.3 Appendix 3Y  Change of Director’s Interest Notice  + See chapter 19 for defined terms. 01/01/2011  Appendix 3Y  Page 1  Rule 3.19A.2  Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available.  Information and  documents given to ASX become ASX’s property and may be made public.  Introduced 30/09/01 Amended 01/01/11 Name of entity James Hardie Industries plc ARBN 097 829 895 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for  the director for the purposes of section 205G of the Corporations Act.    Name of Director Anne LLOYD Date of last notice 4 June 2020 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust  Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should  be disclosed in this part.  Direct or indirect interest Direct  Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant  interest.  Interest in ordinary shares/CUFS of James Hardie Industries plc held in the form of American Depository Receipts (ADRs). The ADRs are issued by Deutsche Bank Trust Company Americas. The registered holder is Pershing LLC.  Date of change 14 March 2022 No. of securities held prior to change Current relevant interest is:  Indirect interest in 18,000 ADRs, equivalent to a holding of 18,000 ordinary shares/CUFS. The ADRs are issued by Deutsche Bank Trust Company Americas. The registered holder is Pershing LLC and they are held on account for the beneficial owners, Anne Lloyd and Steven Lloyd.

Appendix 3Y  Change of Director’s Interest Notice      + See chapter 19 for defined terms.    Appendix 3Y Page 2  01/01/2011    Class ADRs. ADRs trade on the NYSE in the United States and one ADR is equivalent to one ordinary share/CUFS.  Number acquired 167 ADRs, equivalent to a holding of 167 ordinary shares/CUFS.  Number disposed Nil Value/Consideration Note:  If  consideration  is  non‐cash,  provide  details  and  estimated  valuation  N/A  No. of securities held after change Current relevant interest is:  Indirect interest in 18,000 ADRs, equivalent to a holding of 18,000 ordinary shares/CUFS. The ADRs are issued by Deutsche Bank Trust Company Americas. The registered holder is Pershing LLC and they are held on account for the beneficial owners, Anne Lloyd and Steven Lloyd.  Direct interest in 167 ADRs, equivalent to a holding of 167 ordinary shares/CUFS. Nature of change Example:  on‐market  trade,  off‐market  trade,  exercise  of  options,  issue of securities under dividend reinvestment plan, participation in  buy‐back Issuance of ADRs pursuant to the terms of the James Hardie 2020 Non-Executive Director Equity Plan.   Part 2 – Change of director’s interests in contracts   Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should  be disclosed in this part. Detail of contract Not applicable  Nature of interest Not applicable  Name of registered holder (if issued securities) Not applicable  Date of change Not applicable  No. and class of securities to which interest related prior to change Note:  Details  are  only  required  for  a  contract  in  relation to which the interest has changed    Not applicable

Appendix 3Y  Change of Director’s Interest Notice      + See chapter 19 for defined terms.    01/01/2011  Appendix 3Y  Page 3    Interest acquired Not applicable  Interest disposed Not applicable  Value/Consideration Note:  If  consideration  is  non‐cash,  provide  details  and an estimated valuation     Not applicable  Interest after change Not applicable  Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable